SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

TRINITY BIOTECH PLC

(Name of Registrant)

IDA Business Park

Bray, County. Wicklow, Ireland

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070) and Form F-3 and (File Nos. 333-267160, 333-286020, 333-295842 and 333-280391).

 EXPLANATORY NOTE

On June 29, 2026, the Company announced that it has delivered notice of termination of its Standby Equity Purchase Agreement with YA II PN, LTD., an affiliate of Yorkville Advisors Global. A copy of the press release is filed herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description
99.1	Trinity Biotech Terminates Standby Equity Purchase Agreement with Yorkville.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Paul Murphy
Paul Murphy
Interim Chief Financial Officer

Date: June 29, 2026